Exhibit 99.4

Verdera Energy Announces Form F-1 Declared Effective by the SEC

Provides Update on the Distribution of Verdera Common Shares to the Shareholders of enCore Energy Corp.

TSX-V:V
OTCQB: VUECF

VANCOUVER, BC, Sept. 15, 2026 /CNW/ -- Verdera Energy Corp. (TSXV: V) (OTCQB: VUECF) (the “Company” or “Verdera”) today announced that its registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 14, 2026. The registration statement was filed in accordance with the Share Purchase Agreement with enCore Energy Corp. (“enCore”) (NASDAQ, TSXV:EU) and registers the distribution of 35,000,000 Verdera common shares (the “Distribution Shares”) held by enCore to its shareholders. Details of the Share Purchase Agreement were previously announced on March 18, 2025. enCore has set a record date of September 25, 2026 for the distribution of the Distribution Shares as a special dividend payable on September 30, 2026 to enCore shareholders of record. A total of 14,000,000 of the Distribution Shares will be subject to restrictions on transfer expiring in equal releases on November 20, 2026 and February 20, 2027.

Verdera and enCore entered into (i) a Share Purchase Agreement, dated March 17, 2025, pursuant to which, among other things, enCore was issued 50,000,000 non-voting preferred shares of Verdera (the “Consideration Shares”) and (ii) a Side Letter dated April 4, 2025, by and between enCore and Verdera, pursuant to which Verdera agreed to register the common shares issuable on conversion of the Consideration Shares under the Securities Act of 1933, as amended (the “Securities Act”) and enCore agreed, subject to the satisfaction of certain conditions, including, but not limited to, the effectiveness of a resale registration statement of Verdera, to elect to convert 35,000,000 Consideration Shares into Verdera common shares and set a record date for, and complete, enCore’s distribution of such shares to its shareholders by way of special dividend.

The distribution is subject to the completion of all necessary filings with and receipt of all approvals from the Nasdaq Capital Market LLC and the TSX Venture Exchange.

The distribution of the Distribution Shares is being completed pursuant to the effective F-1 registration statement (No. 333-295440) of Verdera. Shareholders of enCore who receive the Distribution Shares in the dividend distribution should read the prospectus in the registration statement and other documents Verdera has filed with the SEC for more complete information about Verdera and the distribution of the Distribution Shares. The distribution will be made only by means of a final prospectus Verdera will file with the SEC. Copies of the registration statement and the prospectus contained therein and the final prospectus, when available, related to the distribution can be obtained for free by visiting the SEC’s website at https://www.sec.gov. Alternatively, copies may be obtained by contacting Verdera Energy Corp., #250 – 750 West Pender St., Vancouver, British Columbia, V6C 2T7, Canada, attention: Corporate Secretary.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor does it constitute an offer, solicitation or sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. With the largest land position in a prolific uranium district, and the largest uranium endowment among U.S.-focused public uranium exploration companies, Verdera is working to meet the growing demand for clean, reliable domestic uranium. Led by a team with extensive experience in the uranium and natural resources sector, Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historic resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Note Regarding Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws that are based on management’s current expectations, assumptions and beliefs.

Forward-looking statements can often be identified by such words as “anticipates”, “will”, “may”, “expects”, “plans”, “believes”, “intends”, “estimates”, “projects”, “continue”, “potential”, and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, or “will” be taken.

Forward-looking statements and information in this news release include, but are not limited to, statements regarding the proposed conversion of Verdera Class A preferred shares held by enCore into Verdera common shares, the proposed distribution of Verdera common shares to enCore shareholders, the timing, terms and completion of such distribution, the record date and distribution date, the receipt of any required approvals from the Nasdaq Capital Market LLC, the TSX Venture Exchange, any clearing house or any other regulatory authority, and the Company’s future plans, objectives, expectations and intentions. Forward-looking statements are not guarantees of future results and are subject to important risk factors and uncertainties, many of which are beyond Verdera’s ability to control or predict, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including, without limitation, risks that the proposed conversion or distribution may be delayed, modified or not completed at all; that required approvals, consents or confirmations from any stock exchange, clearing house or regulatory authority may not be obtained on the anticipated timeline or at all; that the record date, distribution date, number of shares to be distributed or applicable transfer restrictions may change; that conditions to the proposed distribution may not be satisfied or waived; and the risks described in Verdera’s filings on SEDAR+ and with the SEC. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Verdera assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by Verdera with the respective securities commissions which are available online at www.sec.gov and www.sedarplus.ca.

Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For further information, please contact: Verdera Energy Corp., Janet Lee Sheriff, Chief Executive Officer, (214) 304-9552, info@verderauranium.com

CO: Verdera Energy Corp.

CNW 07:00e 15-SEP-26